EXHIBIT 99.1

Lombard Medical to Present at the Jefferies 2016 Healthcare Conference

IRVINE, Calif., June 07, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that CEO Simon Hubbert is scheduled to present at the Jefferies 2016 Healthcare Conference on Wednesday, June 8, 2016, at 4:00 pm ET in New York City.

A live audio webcast may be accessed in Events and Presentations of the Investors section of Lombard’s website at www.lombardmedical.com.  A webcast replay of the presentation will be available following the conclusion of the presentation at the conference and will be archived on the Company’s website for 90 days.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix™, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with an international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764